RECEIVED

2008 APR 21 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

[redacted]

08002033

April 14, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 18, 2008 forwarding therewith the Secretarial Audit Report for the quarter ended March 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
APR 23 2008
THOMSON FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 18, 2008

The Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended March 31, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 18, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : REL

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended March 31, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 66620227, 30621888
• Telefax : 66620277
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Energy Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other documents maintained by **M/s.Reliance Energy Limited** (hereinafter referred to as the "Company") and its and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2008**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@relianceada.com
9	Names of the Stock Exchanges where the company's securities are (as per annual report)	1. Bombay Stock Exchange 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued
10	Issued Capital	238,932,327	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	236,530,262	98.995
12	Held in dematerialised form in CDSL	11,757,345	04.970
13	Held in dematerialised form in NSDL	217,566,823	91.983
14	Physical	7,206,094	03.047
15	Total No. of Shares (12+13+14)	236,530,262	100.00

16 Reasons for difference if any, between:

a) (10&11):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
b) (10&15):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Conversion	449	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	26957	Applied	NSE / BSE	Yes	Yes	Not Pending

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	15	293	Delay in receipt of Physical DRFs & Share Certificates from DP.
	20	400	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**35**	**693**	
Pending for more than 21 days	0	0	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**0**	**0**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Ramesh Shenoy Tel. No.: 022 - 30099311 Fax. No.: 022 - 30099763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215. Nariman Point. Mumbai - 400 01 Tel.: 022 66391101 Fax.: 022 22856237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants

Bhupendra Bangari
Partner
M. No.: 42320

Place: Hyderabad
Date : 10/4/2008

END